Schedule 13G


Name of issuer: Caliper Life Sciences Inc.

	Title of class of securities: Common Stock

	Cusip: 130872104

	Date of event which requires filing: 09/12/05

	Rule 13d-1(c)

	1.	Platinum Asset Management Limited

	2.	(b)

	3.

	4.	Sydney Australia

	5. 	Platinum Asset Management Limited
	   	1,964,874  (6.4%)
		Note:Combined total of underlying managed funds


	6.	N/A

	7.	Platinum Asset Management Limited
		1,964,874  (6.4%)
		Note:Combined total of underlying managed funds

	8.	N/A

	9.	1,964,874

	10.	No

	11.	6.4%

	12.	IV